Exhibit 12.1

Statement re Computation of Ratio of Earnings to Fixed Charges

K-V Pharmaceutical Company

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended March 31,
	2011	2010	2009	2008	2007
Determination of Earnings:
Loss from continuing operations before taxes	$(148.4)	$(309.5)	$(306.4)	$(72.8)	$(21.7)
Fixed charges	16.9	9.5	11.1	11.6	9.8
Preferred dividend net of taxes	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)

Total earnings as defined	$(131.6)	$(300.1)	$(295.4)	$(61.3)	$(12.0)

Determination of Fixed Charges:
Interest expense	$15.0	$8.0	$9.3	$9.2	$7.7
Amortization of discounts and capitalized expenses related to debt	0.4	—	—	1.3	1.3
Estimate of interest within rental expense	1.4	1.4	1.7	1.0	0.7
Preferred dividend net of taxes	0.1	0.1	0.1	0.1	0.1

Total fixed charges	$16.9	$9.5	$11.1	$11.6	$9.8

Ratio of Earnings to Fixed Charges	(7.8)	(31.5)	(26.7)	(5.3)	(1.2)

Amount of deficiency to obtain one-to-one coverage	$148.5	$309.6	$306.5	$72.9	$21.8